                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                         AMERICAN EAGLE OUTFITTERS, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   02553D 10 8
                                 (CUSIP Number)

                                    Paul Guez
                             S.H.D. Investments, LLC
                                 5804 E. Slauson
                       City of Commerce, California 90040
                                 (213) 890-9660

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 4, 1998
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02553D 10 8            SCHEDULE 13D                 PAGE 2 OF 16 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      S.H.D. INVESTMENTS, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC, BK
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,034,375**
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,034,375**
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,034,375**
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.5% BASED ON 23,136,417** SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF NOVEMBER 20, 1998 IN THE ISSUER'S FORM 10-Q QUARTERLY REPORT FOR THE PERIOD ENDED OCTOBER 31, 1998.
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT

   **In all places where the number of common shares is referenced, the amounts reflect a 3-for-2 stock split which took effect on April 24, 1998.

CUSIP No. 02553D 10 8            SCHEDULE 13D                 PAGE 3 OF 16 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PAUL GUEZ
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      TUNISIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,293,075**
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            258,700**
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,293,075**
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.6% BASED ON 23,136,417** SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF NOVEMBER 20, 1998 IN THE ISSUER'S FORM 10-Q QUARTERLY REPORT FOR THE PERIOD ENDED OCTOBER 31, 1998.
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT

   **In all places where the number of common shares is referenced, the amounts reflect a 3-for-2 stock split which took effect on April 24, 1998.

CUSIP No. 02553D 10 8               Schedule 13D                   Page 4 of 16
--------------------------------------------------------------------------------


                         AMERICAN EAGLE OUTFITTERS, INC.
                                  Common Stock

                                  SCHEDULE 13D


               This Amendment No. 3 (the "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 21, 1995 (the "Original Schedule 13D"), as previously amended by Amendment No. 1 to the Original Schedule 13D filed with the Commission on April 10, 1998 ("Amendment No. 1") and by Amendment No. 2 to the Original Schedule 13D filed with the Commission on April 24, 1998 ("Amendment No. 2").

Item 2.        Identity and Background

               Item 2 as previously filed is amended to add information as follows:

               (a) This Amendment is being filed by S.H.D. and Paul Guez (collectively, the "Reporting Persons") with respect to the events occurring on December 4, 1998, when S.H.D. redeemed a portion of the interest in S.H.D. held by Paul Guez for 250,000 shares of Common Stock and also redeemed a portion of the interest in S.H.D. held by The Guez Family Trust U/D/T December 6, 1996 ("The Guez Family Trust") for 250,000 shares of Common Stock. As a result of such transactions, Paul Guez now has the sole power to vote and dispose of 258,700 shares of Common Stock, and, by virtue of his position as S.H.D.'s executive officer, Paul Guez has the sole power to vote the 1,034,375 shares of Common Stock held by S.H.D. Due to these facts, the Reporting Persons may be deemed, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to have formed a group with respect to the Common Stock held by S.H.D. and by Paul Guez. Each of the Reporting Persons expressly disclaims the existence of a group and declares that the filing of this statement on Schedule 13D shall not be construed as an admission by each of such persons, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, that the Reporting Persons have formed a group, or that they have any shared dispositive power over any shares of Common Stock of the Issuer.

               (b) The address of the principal business and the principal office of each of the Reporting Persons is 5804 E. Slauson Avenue, City of Commerce, California 90040. The members of S.H.D. (the "Members") and S.H.D.'s executive officer are identified on Schedule A attached hereto and incorporated herein into this Item 2 by this reference.

               (c) The principal business of S.H.D. is investment in the Issuer. The principal occupation of Paul Guez is as an account executive for Azteca Production International, which is located at 5804 E. Slauson Avenue, City of Commerce, California 90040.

               (d)(e) Neither Paul Guez, nor Hubert Guez (the co-trustee of The Guez Family Trust), has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Paul Guez is a citizen of Tunisia. S.H.D. is a California limited liability company.

Item 3.        Source and Amount of Funds or Other Consideration.

               The 250,000 shares of Common Stock acquired by Paul Guez on December 4, 1998 were acquired through the partial redemption of his interest in S.H.D.

CUSIP No. 02553D 10 8               Schedule 13D                   Page 5 of 16
-------------------------------------------------------------------------------

Item 4.        Purpose of Transaction.

               Item 4 as previously filed is amended to add information as follows:

               Paul Guez acquired the Common Stock reported herein for investment purposes based on Paul Guez's belief that such stock represents an attractive investment opportunity. Paul Guez may make additional purchases of Common Stock or may engage in dispositions of all or a portion of the Common Stock presently owned or hereafter acquired by Paul Guez, either in the open market or in private transactions, depending on Paul Guez's evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other investment opportunities, general economic conditions, money and stock market conditions and other future developments and factors that Paul Guez deems material to his investment decision.

Item 5.        Interest in Securities of the Issuer.

               Item 5 as previously filed is amended to add information as follows:

               (a) The Reporting Persons beneficially own securities of the Issuer as follows: (i) S.H.D. beneficially owns (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) an aggregate of 1,034,375 shares of Common Stock or approximately 4.5% of the outstanding Common Stock (based on the number of shares outstanding as of November 20, 1998, as set forth in the Issuer's Form 10-Q for the quarterly period ended October 31, 1998); (ii) Paul Guez beneficially owns (for purposes of Rule 13d-3 under the Exchange Act) 1,293,075 shares of Common Stock (including the 1,034,375 shares held of record by S.H.D., which Mr. Guez has the sole power to vote by virtue of his position as the executive officer of S.H.D.) or approximately 5.6% of the outstanding Common Stock (based on the number of shares outstanding as of November 20, 1998, as set forth in the Issuer's 10-Q for the quarterly period ended October 31,
1998). Except for Paul Guez, each of the Members hereby disclaims beneficial ownership of the shares of Common Stock held by S.H.D. and of the shares of Common Stock held by Paul Guez individually. S.H.D. hereby disclaims beneficial ownership of the shares of Common Stock held by Paul Guez individually. No formal or informal agreement exists between the Reporting Persons and The Guez Family Trust to either sell or refrain from selling the 250,000 shares of Common Stock received by The Guez Family Trust in exchange for the partial redemption of its interest in S.H.D. and therefore the shares of Common Stock held by such trust are not covered by this schedule.

               (b) The Reporting Persons have the following voting power and dispositive power with respect to their shares listed in Section 5(a):

                      (i)    Sole power to vote or to direct the vote:

                             Paul Guez              1,293,075 Shares
                             S.H.D.                         0 Shares

                      (ii) Shared power to vote or to direct the vote:

                             Paul Guez                      0 Shares
                             S.H.D.                         0 Shares

CUSIP No. 02553D 10 8               Schedule 13D                   Page 6 of 16
-------------------------------------------------------------------------------


                      (iii) Sole power to dispose or to direct the disposition of:

                             Paul Guez                      258,700 Shares
                             S.H.D.                       1,034,375 Shares

                      (iv) Shared power to dispose or to direct the disposition of:

                             Paul Guez                            0 Shares
                             S.H.D.                               0 Shares

               (c) S.H.D. has not acquired any shares of Common Stock during the past sixty days. Paul Guez acquired 5,000 shares of Common Stock in an open market transaction on December 10, 1998, at a price per share of $55.695 and also acquired 250,000 shares of Common Stock on December 4, 1998, when S.H.D. redeemed a portion of the interest in S.H.D. held by Paul Guez for 250,000 shares of Common Stock. On December 4, 1998, S.H.D. also redeemed a portion of the interest in S.H.D. held by The Guez Family Trust for 250,000 shares of Common Stock. The Guez Family Trust received its interest in S.H.D. when Roxanne Guez transferred her interest in S.H.D. to The Guez Family Trust on May 24, 1998. S.H.D. transferred 12,500 shares of Common Stock as a gift to a charitable foundation on July 29, 1998.

               (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by the Reporting Persons.

               (e) On December 4, 1998, S.H.D. ceased to be the beneficial owner of more than five percent (5%) of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Item 6 as previously filed is amended to add information as follows:

               The 250,000 shares of Common Stock received by Paul Guez and the 250,000 shares of Common Stock received by The Guez Family Trust in connection with the redemption of a portion of their respective interests in S.H.D. (as described above) are subject to a registration rights agreement dated
December 4, 1998, between the Issuer, Paul Guez and The Guez Family Trust. Pursuant to the terms of such registration rights agreement, such shares have been included as part of the shares registered by the Issuer under that certain registration statement on Form S-3 filed by the Issuer with the Commission on December 11, 1998.

Item 7.        Material to be Filed as Exhibits.

               Item 7 as previously filed is amended to add information as follows:

               99.4 Joint Filing Statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

               99.5 Registration Rights Agreement dated December 4, 1998, by and among the Issuer, Paul Guez and The Guez Family Trust.

CUSIP No. 02553D 10 8               Schedule 13D                   Page 7 of 16
-------------------------------------------------------------------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 11, 1998                    /s/ PAUL GUEZ
                                            ------------------------------------
                                            Paul Guez



                                            S.H.D. INVESTMENTS, LLC


                                            By:         /s/ PAUL GUEZ
                                                --------------------------------
                                                Name:    Paul Guez
                                                Title:   President